Exhibit 99.1

news releae

For Immediate Release

Encana finishes 2012 ahead of guidance and with $3.2 billion cash on balance sheet

Calgary, Alberta (February 14, 2013) TSX, NYSE: ECA

Encana Corporation finished the year ahead of 2012 guidance as the company reported annual cash flow of $3.5 billion, or $4.80 per share, and $997 million in operating earnings, or $1.35 per share. In the fourth quarter of 2012 the company generated cash flow of $809 million, or $1.10 per share, and operating earnings of $296 million, or $0.40 per share. In addition, Encana ended the year with $3.2 billion in cash and cash equivalents, far exceeding the $2.5 billion Encana had targeted in 2012, due in part to the company’s success with signing major agreements with subsidiaries of PetroChina Company Limited (PetroChina), Mitsubishi Corporation (Mitsubishi) and Toyota Tsusho Corporation.

In the fourth quarter of 2012 Encana averaged 36,200 barrels per day (bbls/d) of liquids production and 2.9 billion cubic feet per day (Bcf/d) of natural gas production. Average natural gas production volumes for the full year were 3.0 Bcf/d, and average liquids production volumes were 31,000 bbls/d, meeting the company’s 2012 guidance.

“I would like to commend Encana’s staff and the senior management team for meeting or exceeding the goals the company set for itself in 2012,” says Clayton Woitas, Encana’s Interim President & CEO. “Operational momentum built through 2012 combined with our major transaction agreements puts Encana in a strong position starting 2013.”

“Encana has an outstanding asset portfolio in natural gas and liquids rich plays and a proven ability to develop these assets at a low cost,” says Woitas. “We have an extensive portfolio of emerging oil plays that are under evaluation and a range of established plays that can be profitable at current commodity prices, and those are the areas where we plan to spend our time and money in 2013.”

Guidance and Capital Investment Plan for 2013

“Our first priority for 2013 is profitability and running a business that continues to be sustainable in the current low natural gas price environment. Second, we intend to maintain financial strength and flexibility and third, we are setting a target to be among the lowest cost producers of natural gas in North America,” says Woitas.

Encana expects its oil and natural gas liquids (NGLs) production in 2013 to be between 50,000 to 60,000 bbls/d, and annualized natural gas production is expected to remain near current levels ranging between 2.8 to 3.0 Bcf/d. Capital investment is estimated to be about $3.0 billion to $3.2 billion, cash flow to be approximately $2.3 billion to $2.5 billion (based on current hedging position, NYMEX price of $3.75 per thousand cubic feet (Mcf) and $95.00 per bbl) and the company is targeting net divestitures to be in the $500 million to $1.0 billion range.

Encana has budgeted approximately 80 percent of its 2013 operating capital to light oil and liquids rich natural gas plays, with the majority of that to be invested in commercial plays such as Cutbank Ridge, Bighorn, Peace River Arch, Piceance Basin, DJ Niobrara, and Jonah. The remainder of that 80 percent will be invested in emerging plays such as the Duvernay, San Juan Basin and the Tuscaloosa Marine Shale.

“We’re encouraged by the results in a number of our emerging plays and we are proceeding with development in these areas at a measured pace,” says Woitas. “Through the year, we will assess our investments and make future funding decisions based on successful results.”

The company is targeting to spend the balance of its operating capital, approximately 20 percent, in dry natural gas assets with plans to invest in plays with a low supply cost or those supported by third party capital, making the plays profitable in the current natural gas price environment.

In addition to Encana’s 2013 planned capital investment, the company’s joint venture partners have agreed to spend approximately $750 million in the form of carry capital, effectively making Encana’s total gross capital investment between $3.7 billion to $3.9 billion. Carry capital is cash that the company’s joint venture partners have agreed to pay in excess of

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their ownership interests as part of their commitments under the agreements. Over the next five years Encana’s total carry capital is approximately $3.8 billion.

“We had tremendous success last year with joint venture and other third party agreements and we expect that joint ventures and strategic divestitures will remain a key aspect of our strategy,” adds Woitas.

Complete company guidance for 2013 can be found at www.encana.com/investors

Update on Canadian and USA Division operations

Canadian Division

Key activities in the Canadian Division in 2012 included the negotiation and signing of several major agreements. The up-front investment and carry capital those transactions have secured for Encana will help support high activity levels in the Division in 2013.

Cutbank Ridge: In 2012, Encana drilled 41 net wells with excellent results in the Cutbank Ridge play as part of its Cutbank Ridge Partnership (CRP) with a Mitsubishi subsidiary. In 2013, the CRP plans to invest a total of $540 million in this resource play, of which Mitsubishi has agreed to contribute $380 million and Encana has agreed to contribute $160 million. Overall, Encana has agreed to fund approximately 30 percent of the development drilling program for its 60 percent partnership interest. CRP plans to run a four rig drilling program in 2013.

Duvernay: The Duvernay play is the focus of the joint venture agreement signed in December 2012 between Encana and Phoenix Duvernay Gas (Phoenix), a subsidiary of PetroChina. In 2013, gross Duvernay capital investment is expected to be about $600 million, with about $450 million coming from Phoenix. In this joint venture, Encana’s funding commitment over the next four years is, in effect, approximately 25 percent of the development costs for its 50.1 percent working interest. Operationally, Encana plans to continue to explore and delineate the play with a three rig drilling program.

Clearwater: In this play, Encana expects to have 27 net oil wells on production by the end of March. The company is running four rigs in the play, targeting light oil on Encana’s fee title lands. Low well costs and low royalty fees along with Encana’s ability to accelerate development in the area is expected to result in solid near term returns, making this play an attractive investment for the company.

Peace River Arch: Exploration in this liquids rich area continues with three rigs drilling in the area. Initial results have been encouraging and the company intends to focus on development of the Montney formation in Alberta. This play is expected to provide approximately 2,000 bbls/d of incremental growth in liquids production in 2013 due to the increased capacity provided by the Gordondale sour gas deep cut plant that came on stream in October 2012.

Bighorn: The Bighorn play is expected to provide a significant amount of near term growth in liquids production. Encana plans to run a four rig program in this play in 2013.

Deep Panuke: In January 2013, a small electrical fire occurred on the Deep Panuke platform. There were no injuries and the fire was quickly extinguished. After an investigation, the issue that caused the fire was resolved and work resumed on the platform after about one week. Based upon projections provided by the platform’s operator, Single Buoy Moorings, Encana is still expecting first gas from Deep Panuke in the first half of this year.

Kitimat Liquefied Natural Gas Project: On February 8, 2013, Encana completed the sale of its 30 percent interest in the proposed Kitimat liquefied natural gas export terminal project to Chevron Canada Limited. Included in the sale are Encana’s 30 percent interest in the associated Pacific Trail Pipelines, approximately 32,500 acres of undeveloped land in the Horn River Basin of northeastern British Columbia and the assumption of Encana’s processing commitments for the first phase of the Cabin Gas Plant.

USA Division

The USA Division remains on track with its emerging oil and natural gas liquids plays and plans to focus investment this year on further development in its established plays while continuing to delineate its most promising emerging assets.

DJ Niobrara: With continued production success in the DJ Niobrara, Encana is planning to increase its drilling rig program from three to five rigs in 2013.

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Piceance Basin: The Piceance Basin remains one of the USA Division’s largest resource plays where a number of joint venture agreements benefit Encana. In 2012 Encana drilled approximately 116 net wells, of which 110 were drilled with majority third party funding. Overall, Encana plans to run a five drilling rig program in the play in 2013.

Jonah: In 2012, Encana entered into a second upstream agreement in the Jonah field. The two agreements provided third party funding for 50 of the 59 gross wells drilled in 2012. These deals use third party capital to cover the majority of the drilling and completion costs in exchange for a working interest in certain lands in the Jonah field. Encana plans to run a four to five rig program in the field in 2013.

San Juan Basin: Encana continues to explore this emerging light oil play and has drilled 13 gross wells to date with 11 wells completed. Successful operational execution continues to drive well costs down. The company is encouraged by the initial results and in 2013, Encana plans to run a two rig program in the area.

Mississippian Lime: On the Oklahoma side of Encana’s Mississippian acreage, the company has drilled seven gross wells and completed six. Initial results on the Oklahoma wells are promising. In the Kansas acreage, the well performance was lower than expected.

Eaglebine: Through 2012 Encana ran one to two rigs in the Eaglebine play. This year the company plans to run one rig while continuing to focus on lowering well costs and increasing productivity.

Tuscaloosa Marine Shale: Encana has five gross wells on production and four being completed in the Tuscaloosa Marine Shale and plans to run a one rig program in the first half of 2013 to continue its assessment of the play with additional wells. The focus is on reducing well costs and increasing productivity.

Haynesville: Encana is resuming activity in the Haynesville play. Because of the low supply costs in this play, Encana expects that the Haynesville will be able to produce solid returns at current natural gas prices. The company currently has two rigs running in the play with plans to increase to five rigs through 2013.

Update on Reserves (After Royalties)

Under Canadian protocols as required under National Instrument 51-101, Encana’s proved liquids reserves increased about 80 percent to 240 million barrels (MMbbls) as a consequence of additions and revisions of 125 MMbbls. Total proved reserves as at December 31, 2012 of approximately 13.1 trillion cubic feet equivalent (Tcfe) decreased about 8 percent year over year, due primarily to the impact of lower natural gas prices. Encana’s 2012 production replacement, excluding price revisions, was approximately 170 percent.

Proved undeveloped reserves (PUDs) account for approximately 47 percent of total proved reserves and are scheduled to be converted to proved developed reserves within the next five years.

Average future development costs associated with PUDs decreased approximately 18 percent to $1.60 per thousand cubic feet equivalent (Mcfe).

2012 Proved Reserves Estimates—Canadian Protocols (After Royalties)

Using forecast prices and costs; simplified table.	Natural Gas (Bcf)	Liquids (MMbbls)	Total (Bcfe)
December 31, 2011	13,441	133.0	14,239
Extensions & Discoveries	1,107	61.3	1,475
Technical Revisions	85	66.4	483
Price Related Revisions	(1,180)	(2.6)	(1,195)
Acquisitions	86	0.1	86
Divestitures	(832)	(6.5)	(871)
Production	(1,090)	(11.3)	(1,158)

December 31, 2012	11,617	240.4	13,059

Under U.S. protocols prepared in accordance with the requirements of the United States Securities and Exchange Commission (SEC), Encana’s proved natural gas reserves decreased 32 percent to approximately 8.8 Tcfe due primarily to price related revisions of negative 4,589 Bcf. Natural gas technical revisions were positive 1,391 Bcf. Proved liquids reserves increased 58 percent to approximately 210 MMbbls as a consequence of various initiatives. Overall, Encana’s proved reserves as at December 31, 2012 under U.S. protocols decreased 26 percent to approximately 10.1 Tcfe.

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Encana focuses its reserves disclosure on proved reserves based on a forecast or business case basis. In 2010, the company expanded how it reports on its estimates of reserves and resources and published estimates of proved, probable and possible reserves as well as all categories of economic contingent resources. Economic contingent resources fall into three categories: low estimate (1C), best estimate (2C) and high estimate (3C). The three classifications of contingent resources have the same degree of technical certainty as the corresponding reserves categories. In determining their economic viability, the same commodity price assumptions are applied as estimating proved, probable and possible reserves. Contingent resources are not yet commercial due to contingencies such as the timing and pace of development, or the need for additional infrastructure. The low estimate is the most conservative category and carries with it the greatest degree of confidence—90 percent—that these resources will be recovered.

Reserves and Resources (Tcfe, After Royalties)

	Estimated Reserves			Estimated Economic Contingent Reserves
Using forecast prices and costs	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible	1C Low Estimate	2C Best Estimate	3C High Estimate
Total As at Dec. 31 2012	13.1	20.7	24.3	25.4	45.4	69.8
Total As at Dec. 31 2011	14.2	22.3	26.7	25.0	40.9	62.2

Encana retained Independent Qualified Reserves Evaluators to conduct a full evaluation of the company’s reserves and economic contingent resources. For information on reserves reporting protocols see Note 2.

Complete year end 2012 reserves and resources can be found at www.encana.com/investors under the section on Guidance.

Hedging Position

As of December 31, 2012, Encana has hedged approximately 1.5 Bcf/d of expected 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per Mcf, approximately 750 million cubic feet per day (MMcf/d) of expected 2014 production at an average price of $4.22 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. Additionally, Encana has hedged 9,300 bbls/d of expected 2013 oil production using a Brent fixed price contact of $108.22 and a WTI to Brent basis contract of $9.75 achieving a WTI equivalent hedge of $98.47 per barrel.

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on March 28, 2013 to common shareholders of record as of March 15, 2013.

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Financial Summary

(for the period ended December 31) ($ millions, except per share amounts)	Q4 2012	Q4 2011	2012	2011
Cash flow[1]	809	983	3,537	4,216
Per share diluted	1.10	1.33	4.80	5.72
Operating earnings[1]	296	232	997	1,191
Per share diluted	0.40	0.31	1.35	1.62
Earnings Reconciliation Summary
Net earnings (loss)	(80)	(476)	(2,794)	5
After tax (addition) deduction:
Unrealized hedging gain (loss)	(72)	397	(1,002)	600
Impairments	(300)	(1,105)	(3,188)	(1,687)
Non-operating foreign exchange gain (loss)	(66)	82	92	(99)
Income tax adjustments	62	(82)	307	—
Operating earnings[1]	296	232	997	1,191
Per share diluted	0.40	0.31	1.35	1.62

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary

(for the period ended December 31) (After royalties)	Q4 2012	Q4 2011	%Δ	2012	2011	%Δ
Natural gas (MMcf/d)	2,948	3,459	-15	2,981	3,333	-11
Liquids (Mbbls/d)	36.2	23.9	51	31.0	24.0	29

Natural Gas and Liquids Prices

	Q4 2012	Q4 2011	2012	2011
Natural gas
NYMEX ($/MMBtu)	3.40	3.55	2.79	4.04
Encana realized natural gas price[1] ($/Mcf)	5.02	4.79	4.82	4.96
Oil and NGLs ($/bbl)
WTI	88.22	94.02	94.21	95.11
Encana realized liquids price[1]	66.65	85.44	75.12	85.36

1	Realized prices include the impact of financial hedging.

Conference Call Information

Encana will host a conference call today Thursday, February 14, 2013 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on February 14, 2013 until midnight February 21, 2013 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 89434629. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen only mode.

The unaudited interim Condensed Consolidated Financial Statements for the period ended December 31, 2012 are available at www.encana.com.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

NOTE 2: Reserves reporting information

Encana’s disclosure of reserves data is in accordance with Canadian securities regulatory requirements. Encana’s 2012 disclosure includes proved and probable reserves quantities before and after royalties employing forecast prices and costs in accordance with Canadian protocols. Reserves disclosure employing U.S. protocols uses SEC constant prices and costs on proved reserves on an after-royalties basis. Reserves disclosure under both Canadian and U.S. protocols will be available in the Annual Information Form, which the company anticipates filing later this month.

For all reserves estimates highlighted in this news release, Encana has used Henry Hub forecast prices of $3.75 per MMBtu for 2013, $4.25 per MMBtu for 2014, $4.75 per MMBtu for 2015, $5.25 per MMBtu for 2016, $5.50 per MMBtu for 2017, then increasing to $6.27 per MMBtu by 2022 and escalating 2 percent per year thereafter.

RESERVES METRICS DEFINITIONS

Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2012, are calculated by summing extensions and discoveries and revisions. Reserves additions exclude acquisitions and divestitures. Proved reserves added in 2012 included both developed and undeveloped quantities. Additions to Encana’s PUDs were consistent with Encana’s resource play focus. The company estimates that 100 percent of its PUDs will be developed within the next five years. Many performance measures exist; all measures have limitations and historical measures are not necessarily indicative of future performance.

ADVISORY REGARDING RESERVES & OTHER RESOURCES INFORMATION—Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be

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recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90 percent confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50 percent confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10 percent confidence level.

There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.

The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (National Instrument 51-101) differs from the disclosure under U.S. protocols prepared in accordance with the requirements of the SEC. The primary differences between the two reporting requirements include:

a.	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;

b.	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average historical prices which are held constant;

c.	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;

d.	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis;

e.	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards; and

f.	the Canadian standards require that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. standards specify a five year limit after initial booking for the development of proved undeveloped reserves.

30-day IP and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the strategy of pursuing potential joint venture and strategic divestiture opportunities, attaining profitability and running a sustainable business in the current low commodity price environment, maintaining capital discipline and decreasing costs and being in a strong position in 2013; range of plays that can be profitable at current commodity prices and expectation to spend time and money in 2013 in those areas; maintaining financial strength and flexibility and expectation to be among the lowest cost producers of natural gas in North America; expected total carry capital over the next five years; expectation for cash

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to bridge gap between capital spending and forecasted cash flow; 2013 expected liquids and natural gas production, capital investment (including by product and plays), cash flow and net divestitures; anticipated future proceeds from various joint venture, partnerships and other agreements entered into by the company, including the successful implementation of and other expected benefits to be generated from those agreements; ability to fund future development costs associated with joint venture, partnerships and other agreements; future developments in various resource and emerging plays and expected number of wells to be drilled, including their timing and location; commerciality, anticipated returns, growth and production of various assets; anticipated date of first gas from Deep Panuke for 2013; estimated supply cost in Haynesville and Montney; estimates of reserves and economic contingent resources, including estimates of PUDs, future development costs associated with PUDs and expected period within which to convert PUDs to proved developed reserves; and 2013 Corporate Guidance and all the forecasts and assumptions contained therein.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

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The company has previously disclosed in its June 20, 2012 news release the following estimates for 2013: capital investment ($4.0 billion—$5.0 billion), cash flow ($2.5 billion—$3.5 billion), net divestitures ($1.0 billion to $1.5 billion) and liquids production (60,000 bbls/d to 70,000 bbls/d). The foregoing forecasts have now been superseded by the company’s guidance for 2013 that can be found at www.encana.com/investors. The current 2013 guidance estimate for capital investment is lower than that estimated last June 2012 primarily due to a moderated pace of investment and the current 2013 guidance estimates for cash flow and liquids production are generally lower than previously estimated primarily due to this reduced capital investment. The range for estimated net divestitures for 2013 in the current guidance is lower than previously estimated because of the accelerated divestitures successfully completed by Encana in 2012.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Corporate Communications & Investor Relations	Media Relations (403) 645-4747
(403) 645-2007
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

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